February 23, 2007

VIA U.S. MAIL AND FACSIMILE

Michael A. Pignatella
Counsel
ING U.S. Legal Services
151 Farmington Avenue
Hartford, Connecticut 06156-8975

	Re:  Separate Account NY B of ReliaStar Life Insurance
Company
of New York
	       Initial Registration Statement on Form N-4
	       File Nos. 333-139695 and 811-7935

Dear Mr. Pignattella:

	The staff has reviewed the above-referenced initial
registration
statement, which the Commission received on December 27, 2006. We have given the registration statement a selective review based on your representation that this filing is substantially similar to another ING variable annuity product (File Nos. 333-70600, 811-
5626)
that was previously reviewed by the staff. Based on our review, we have the following comments. Page numbers refer to the courtesy copy of the registration statement.

1.  Cover Page (pp. A-B)

	The legend at the top of the cover page implies that the prospectus is not a complete and controlling document, and appears likely to confuse investors as to whether or not the prospectus constitutes a securities offering. Accordingly, please explain to staff the necessity for the legend at the top of the page. In addition, please explain to staff if this product will be sold outside of the state of New York.

2.  Separate Account Annual Charges Table (pp. 1-2)

	a. Please give a brief description of the two listed option packages in a footnote to the charges table.

	b. Please revise the table to clarify the base on which the mortality and expense risk charge and the administrative charge are based.




	c. Please revise the table to add all optional charges that are based on contract value in order to arrive at a total maximum charge.
If certain options are mutually exclusive, please make that clear and provide alternative totals.

3.  Periodic Expenses Table - Optional Rider Charges (pp. 2-3)

	a. In the expense table for the Minimum Guaranteed Income Benefit Rider (MGIB) (at p. 2), please define the acronym MGIB the first time it is used.

	b. In the expense table for the MGIB, please clarify whether the .60% charge in the first column is the current charge and if so, please list that charge after the maximum charge. Please also give a brief description of the MGIB Benefit Base in a footnote to the expenses table for the Minimum Guaranteed Income Benefit Rider
(MGIB).

	c. In the expense tables for both the ING LifePay Minimum Guaranteed Withdrawal Benefit Rider (ING LifePay MGWB) and the ING Joint LifePay Minimum Guaranteed Withdrawal Benefit Rider (ING Joint
LifePay MGWB) (at pp. 2-3), please clarify whether the charge in the first column is the maximum charge or the current charge. If it is the current charge, please list that charge after the maximum charge.

	d. In the expense tables for the ING LifePay MGWB and for the
ING Joint LifePay MGWB, please disclose when the increased charge for the Reset option would be imposed.

4.  Table of Separate Account Charges If Option Rider Elected (pp.
3-
5)

	Please explain to staff the necessity for these tables, which may serve to confuse contractowners.

5.  Total Annual Fund Operating Expenses Table (p. 5)

	a. Please confirm to staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements. See Form N-4, Item 3, Instruction 18.

      b.  Please disclose whether the fees in the table reflect
the
expenses of the underlying funds for funds subject to a fund of funds
structure.  Please note that filings made on or after January 2,
2007
must comply with Instruction 17(a) to Item 3 of Form N-4.

      c. The cover page (at p. C) states that for portfolios that are Master-Feeder funds and for portfolios that are structured as fund of funds, the expenses table will provide additional information. After the expenses table is updated by amendment (as stated on p. 5), please provide staff with a copy for review.


6.  Examples (p. 3)

	a. Please confirm to staff that the examples do not reflect any fee waivers or reimbursements. See Form N-4, Item 3, Instruction
21.

	b. Please revise the first table of examples to include the maximum charges for all riders that may be simultaneously in effect.

	c. Please revise the example for the MGIB to use the maximum charge for that rider. See Form N-4, Item 3, Instruction 21.

7.  Covered and Special Funds (p. 13)

	a. Please revise the first sentence of this section to clarify the phrase "investment option." Also, please clarify generally the circumstances under which the issuer "may" make the described distinctions.

	b. Please clarify the second sentence of this section that "allocations to Covered Funds participate fully in all guaranteed benefits."

	c. Please clarify the third sentence of this section that "allocation to Special Funds could affect the optional benefit rider guarantees that may otherwise be provided." Please describe the relationship between the optional riders referred to and the restricted "investment options" or reference the relevant section later in the prospectus.

	d. Please clarify the distinction between Special Funds and Covered Funds or reference the relevant section later in the prospectus.

	e. Please clarify whether transfers out of a fund subsequent to its recategorization as a "Special" Fund are subject to a charge.

8.  Restricted Funds (p. 13)

	a. Please clarify the relationship between Restricted Funds, Special Funds and Covered Funds and how any fund restrictions apply to riders. Please address what happens if a contractowner does not comply with investment restrictions.

	b. Please clarify the reference to "aggregate limit" in the fourth paragraph of this section, i.e., whether it is intended to refer to one of the limits in the prior paragraph.

	c. Please clarify what are the consequences if aggregate limits are exceeded due to recategorization.




9.  Surrender Charge (pp. 15-16)

	a. Please clarify (at the middle of p. 15) the term "front end load" in the discussion of surrender charges from certain internal transfers.

	b. Please clarify (in the third paragraph of this section) when a surrender charge is imposed on an internal transfer from a prior contract with an "applicable surrender charge." Please explain what is meant by the phrase "applicable surrender charge" and how the company determines whether a particular premium payment is subject to a surrender charge.

	c. Please clarify when a surrender charge is imposed on "additional" premium payments not part of an internal transfer.
Please explain to staff if this paragraph is intended to describe a different scenario than the "Surrender Charge for Excess
Withdrawals"
paragraph described on p. 16.

	d. For clarity, please combine the first and third sentences in the last full paragraph at the bottom of p. 15 relating to what the basis is for the surrender charge.

	e. In the "Free Withdrawal Amount" paragraph on p. 16, please clarify the last sentence that the Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract."

	f. In the Surrender Charge for Excess Withdrawals paragraph (at p. 16), the disclosure states that a surrender charge will be imposed on withdrawals made to satisfy required minimum distributions
(RMDs)
under the Internal Revenue Code. In the previous paragraph, the disclosure states that the Free Withdrawal Amount in any contract year is at least "your RMD attributable to amounts held under the contract." Please resolve this apparent discrepancy, and revise the example in Appendix C or provide an additional example to clarify.

	g. In the Surrender Charge for Excess Withdrawals paragraph, please describe more specifically the systematic withdrawals referred to and how the surrender charge is imposed on systematic withdrawals.
Please explain to staff why deduction of premium tax is discussed in this paragraph. Please put the last two sentences of this paragraph into plain English.

	h. Please explain to staff how the Surrender Charge example in
Appendix C is consistent with the description of how the surrender charge is imposed in this section. Also, please make reference in this section to this Appendix.

10.  Premium Taxes (p. 16)

	It is unclear what is intended by the first sentence of the second paragraph of this section. Please put this sentence into plain English.

11.  Mortality and Expense Risk Charge - Option Packages (p. 17)

	Please describe the listed option packages more specifically or give a reference to descriptions of those packages later in the prospectus.

12.  Optional Rider Charges (p. 18)

	For clarity, please revise the third sentence of the first paragraph to note that the riders cannot be cancelled once elected.

13.  Optional Rider Charges - ING LifePay MGWB and ING Joint
LifePay
MGWB
       (p. 19)

	The narrative charges section lists the maximum charges for the
ING LifePay MGWB and the ING Joint LifePay MGWB as 1.20% and 1.50% of contract value respectively. The expense tables (at pp. 2-3) reflect these charges as the maximums if the Reset Option is elected. Please clarify the maximum charges disclosure for these riders.

14.  Optional Riders (p. 29)

	Please clarify (at 1) of the shaded paragraph) that the optional riders terminate upon surrender "of the contract."

15.  MGIB Special Funds (p. 30)

	Please revise the last sentence of this paragraph to reconcile it with the Restricted Funds category.

16.  How the MGIB Rider Works (pp. 30-33)

	a. Please clarify by example how a loan balance reduces the GMIB Benefit Base both where the base exceeds and is less than contract value.

	b. Please clarify both descriptively and by example what is a
"Benefit Rate" and how it is used to determine benefits under this rider.

	c. Please provide an example of the scenario described at the bottom of pages 32 and 33 where the MGIB Base for Covered Funds is greater than the contract value in Covered Funds.

17.  MGIB Income Options (pp. 33-34)

	Please clarify the disclosure (at the bottom of p. 33, top of p.
34) for the two MGIB income options. For example, is income for life available as a separate alternative to the fixed year period.

18.  Accepted, Other, and Fixed Allocation Funds (p. 34)

	a. Please revise the prospectus to clarify completely the relationship between Accepted Funds, Other Funds, Special Funds (at p. 30), Covered Funds, and Restricted Funds, and to explain more specifically how a contractowner would optimally allocate funds consistent with this complicated scheme of investment restrictions.
For example, please explain to staff how the MGIB Rollup Base for Special Funds will be calculated if contractowners are encouraged to invest only in Accepted Funds.

	b. The prospectus on page 34 states that restrictions apply if an owner "enter[s] the income phase on the MGIB Date." The prospectus states on page 30 that the MGIB Date is some ten years after income phase payments under the MGIB Rider have begun.
Please reconcile these two sections.

	c. The disclosure at the middle of page 34 states that "in general" if a contractowner does not invest in Accepted Funds, he/she will be required to invest 20% of contract value in the Fixed Allocation Fund. Please disclose what is intended by the phrase "in general" and how this restriction will be applied. Please revise the disclosure for the ING LifePay MGWB and the ING Joint LifePay MGWB consistent with changes made to this section.

	d. At the bottom of p. 34, please explain how the allocation of contract value to the Fixed Allocation Fund affects the death benefit
(as described in that section on pp. 55-58). Please put the fourth paragraph from the bottom of p. 34 into plain English, including providing specific examples.

	e. The disclosure on p. 30 states that all investment options not designated as Special Funds are considered Covered Funds. The disclosure on p. 34 states that all portfolios available under the contract other than Accepted Funds or the Fixed Allocation
Fund are considered Other Funds. Please clarify the distinction between Covered Funds and Other Funds.

	f. Please disclose how contractowners will be notified that Fixed Allocation Fund Automatic Rebalancing has occurred (as described at the bottom of p. 34, top of p. 35) and how contractowners will be informed of the new allocation of their funds.

19.  ING LifePay MGWB (pp. 36-38)

	a. Please explain the phrase "income phase start date" first used in 1) of the shaded paragraph on p. 36.

	b. Please clarify the meaning of "Lifetime Guaranteed Withdrawal Status" (on p. 36) and Lifetime Automatic Period Benefit
Status (at the top of p. 37) and explain how these two "Statuses" relate to the two phases (Growth Phase and the Withdrawal Phase) of the ING LifePay MGWB (as described in the first paragraph on p.
37).
Please

consider revising the organization of the disclosure for this rider to clarify its operation.

	c. Please reconcile the statement in this section that an owner may terminate the ING LifePay Rider while it is in Lifetime
Guaranteed Withdrawal Status with the statement on page 18 that "a rider may not be cancelled independently of the contract."

	d. Please clarify whether the income floor provided by an elected MGIB option affects the calculation of lifetime payments under this rider described in the last full paragraph on page 37.

	e. In the Required Minimum Distributions (RMDs) section (on p.
38), the first paragraph states that RMDs begin the Withdrawal phase.
However, the indented paragraph 7) appears to state that the contract can be in the Growth Phase when RMDs are being deducted and the Additional Withdrawal Amount is determined. Please clarify this disclosure.

	f. Please clarify supplementally whether the calculation of Additional Withdrawal Amounts will be adjusted for the fact that Required Minimum Distributions are calculated on a calendar year basis while the Maximum Annual Withdrawal Amount is calculated on a contract year basis.

	g.  Please explain the purpose of indented paragraph 3).
Please
clarify in paragraph 5 whether it is intended that withdrawals in excess of the Required Minimum Distribution be treated as excess.
Please put paragraph 6) into plain English.

      h.  Please revise the disclosure for the ING Joint LifePay
MGWB
consistent with changes made to this section.

20.  ING LifePay MGWB (pp. 42-45)

	Please explain the reference to "Market Value Adjustment" in the middle of p. 45.

21.  Income Phase (p. 60)

	Please clarify the relationship between the optional benefit riders (the MGIB, the ING LifePay MGWB, and the ING Joint LifePay
MGWB) and the income phase. For example, the disclosure on p. 36 implies that a contractowner must elect to enter the income phase either under the MGIB rider or under the contract. The disclosure on
p. 60
is not clear on this point. If applicable, please also explain whether payments pursuant to these riders may affect payment amounts during the income phase.






22.  Voting Rights (p. 66)

	Please disclose that the effect of proportional voting is that a small number of contractowners may determine the outcome of the vote.

23.  Appendix D

	Please revise the examples in this Appendix to more completely describe how the listed MGIB Rollup Base and the MGIB Ratchet Base figures are determined.

24.  Power of Attorney (Part C)

	Please provide a Power of Attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.

25.  Financial Statements, Exhibits, and Other Information

	Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statements.

26.  Tandy Representations

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant
requests acceleration of the effective date of the pending
registration statement, it should furnish a letter, at the   time
of
such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the
effective date of the   registration statement as a confirmation
of
the fact that those requesting acceleration are aware of their respective responsibilities.

******************************************************************
***
***

	Please respond to these comments with a letter to me and a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendment to it. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statement, as amended.

      If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

      	Sincerely,


								Ellen J. Sazzman
								Senior Counsel
      							Office of Insurance
Products



Michael A. Pignatella, Counsel
ReliaStar Life Insurance Company of New York
February 23, 2007




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